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                                                                     EXHIBIT 5.1

                  [Letterhead of Morris, Manning & Martin, LLP]


                                September 5, 2001


Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Suite 700
Atlanta, Georgia  30339

         Re: Registration Statement on Form S-3

Ladies and Gentlemen:

         We have acted as counsel for Manhattan Associates, Inc., a Georgia corporation ("Manhattan"), in connection with the registration under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3, of a proposed offering of 236,957 shares of Manhattan's common stock, $.01 par value per share ("Shares"), by certain shareholders of Manhattan.

         We have examined such documents, corporate records, and other instruments as we have considered necessary and advisable for purposes of rendering this opinion. Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

         This opinion is limited by and is in accordance with, the January 1, 1992 edition of the Interpretive Standards applicable to Legal Opinions to Third Parties in Corporate Transactions adopted by the Legal Opinion committee of the Corporate and Banking Law Section of the State Bar of Georgia.

         We hereby consent to the filing of this Opinion as an exhibit to Manhattan's registration statement on Form S-3 and to the references to our firm under the caption "Legal Matters" in the Prospectus contained in the Registration Statement.



                                         Very truly yours,



                                         MORRIS, MANNING & MARTIN, LLP



                                         /s/ Morris, Manning & Martin, LLP